January 19, 2017
QTRRF:OTCQXInternational
QTA:TSXVENTURE
NR-01-17

QUATERRA ANNOUNCES 2017 DRILL PROGRAM
AT YERINGTON COPPER PROJECT, NEVADA

VANCOUVER, B.C. — Quaterra Resources Inc. (“Quaterra” or the “Company”) and its subsidiary Singatse Peak Services LLC (“SPS”) today announced a 2017 drill program of at least 15 drill holes to test targets throughout the Company’s 51-square-mile land package located in the historic Yerington District of Nevada.

Freeport-McMoRan Nevada LLC (“Freeport Nevada”) has agreed to make accelerated option payments of up to $1.5 million. SPS has determined that these will be used to fund the 2017 drill program. (All amounts are expressed in U.S. dollars). Freeport Nevada is a wholly owned subsidiary of Freeport Minerals Corporation, which in turn is a wholly owned subsidiary of Freeport-McMoRan Inc. (NYSE:FCX).

Says Quaterra President and COO Gerald Prosalendis: “This year’s drill program is focused on locating and drilling both potential open-pitable and higher-grade porphyry and skarn mineralization in a number of prospective areas that we have identified across our district-scale property.

“Work will begin in the first quarter of the year and will include both reverse circulation and core drilling of a minimum of 15 holes in and around the Yerington pit, at the MacArthur deposit five miles north of the Yerington pit, and on other prospective targets identified on the Company’s large land position,” he says.

“For example,” he says “MacArthur contains significant sulfide mineralization beneath the oxide zone as discovered by a relatively few previously drilled holes that continued beyond the base of the oxide. We want to better understand the porphyry system that underlies the oxide cap.”

Geophysical surveys, geologic mapping and data from the previous drilling programs have been used to select drill targets. An induced polarization (IP) geophysical survey is currently in progress to assist in final drill site selection.

Freeport Nevada’s accelerated $1.5 million option payments are in addition to an option payment last month of $1.25 million by Freeport Nevada to SPS that is being used for property maintenance, G&A and environmental compliance at Yerington. Last month’s option payment was the second of a four-tranche agreement totaling $5.75 million over two years announced in June last year to extend Stage 2 of Freeport Nevada’s option to acquire an interest in the Company’s Yerington Copper Project. Freeport Nevada has the right to terminate the agreement at any time with 60 days’ notice. (Please see news release dated June 13, 2016).

In June 2014, Quaterra and its subsidiary SPS entered into an agreement which gives Freeport Nevada an option to earn an initial 55% interest in SPS by providing $40.7 million in option payments to SPS. In June 2016, Stage 2 of the agreement was potentially extended by another two years. The Stage 2 extension option payments and any accelerated option payments will reduce the payments required for Freeport Nevada to earn its initial 55% interest in SPS. Freeport Nevada can earn a further 20% in SPS (increasing its holding to 75%) by spending $99.5 million or by funding a feasibility study, whichever comes first. Before then, Freeport Nevada can terminate the agreement at its discretion.

Quaterra’s Yerington Copper Project is located in the historic Yerington Copper District, about 70 miles southeast of Reno, Nevada. It consists of the Yerington pit sulfide and oxide deposit previously mined by Anaconda; the MacArthur oxide and sulfide deposit; the Bear porphyry copper deposit; and several untested exploration targets. Quaterra’s 51-square-mile land package is situated in a mining-friendly jurisdiction with a history of copper production and good infrastructure. It also owns valuable water rights in the district. Quaterra has invested some $36 million in the Yerington District since 2006, and has released NI 43-101-compliant oxide and sulfide resources at both MacArthur and Yerington, and a preliminary economic assessment at MacArthur.

Technical information in this news release has been approved by Thomas Patton, Ph.D., the CEO of the Company, and a Qualified Person as defined in NI 43-101.

More information on Quaterra and its Yerington Copper Project can be found on the Company’s website at www.quaterra.com, and at SEDAR and EDGAR.

About Quaterra Resources Inc.

Quaterra Resources Inc. (TSX-V: QTA; OTCQX: QTRRF) is a copper exploration and development company with the primary objective to advance its U.S. subsidiary’s copper projects in the Yerington District, Nevada.

On behalf of the Board of Directors,
Thomas Patton, Chairman & CEO
Quaterra Resources Inc.

For more information please contact:
Thomas Patton, Chairman & CEO
Quaterra Resources Inc.
604-641-2758

Gerald Prosalendis, President and COO
Quaterra Resources Inc.
604-641-2780

Disclosure note:
Some statements contained in this news release are forward-looking statements under Canadian securities laws and within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements are identified in this news release by words such as “believes”, “anticipates”, “intends”, “has the potential”, “expects”, and similar language, or convey estimates and statements that describe the Company’s future plans, objectives, potential outcomes, expectations, or goals. Since forward-looking statements are based on assumptions and address future events and conditions, by their very nature they involve inherent risks and uncertainties. In particular, forward looking statements in this news release include that the Company will receive option payments; that exploration drilling will be undertaken, that results will define further mineralization or high grade zones; that historical and new exploration will support a resource on the property; and that the Yerington assets have the potential to support mining operations. These statements are subject to risks and uncertainties which may cause results to differ materially from those expressed in the forward-looking statements. A summary of risk factors that apply to the Company’s operations are included in our management discussion and analysis filings with securities regulatory authorities, and are publicly available on our website. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date thereof. The Company does not undertake to update any forward-looking statement that may be made from time to time except in accordance with applicable securities laws.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.